UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GUSHEN, INC.

Full Name of Registrant

Former Name if Applicable

Room 513, 5th Floor, No. 5 Haiying Road,

Fengtai District

Address of Principal Executive Office (Street and Number)

Beijing, China

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Gushen, Inc. (the "Company") has encountered a delay in assembling the information and finalizing its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended June 30, 2022, and is unable to complete such filing by the filing due date of August 15, 2022 without incurring undue hardship and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company endeavors to file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Yulong Yi	86	139-4977-8662
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of a share exchange completed on July 30, 2021, the business of Dyckmanst Limited, a company organized under the laws of the British Virgin Islands, and its subsidiaries (together as “Dyckmanst Limited”), became the business of the Company. Due to certain contractual arrangements between Dyckmanst Limited and Beijing Zhuoxun Century Culture Communication Co., Ltd. (“Beijing Zhuoxun”), a company organized under the laws of the People’s Republic of China, the financial results of Dyckmanst Limited and Beijing Zhuoxun will be consolidated into the financial statements of the Company.

Thus, the Company anticipates that there may be certain significant changes in results of operations for the quarter ended on June 30, 2022, compared to the corresponding period ended June 30, 2021 when the Company was a shell company. The financial results of the Company to be included in the Form 10-Q for the quarter ended June 30, 2022 will likely reflect significant difference from corresponding period ended June 30, 2021.

GUSHEN, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022	By:	/s/ Yulong Yi
	Name:	Yulong Yi
	Title:	CEO

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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